UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

05047140

March 9, 2005

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/9/2005

Re: Allegheny Energy, Inc.
Incoming letter dated February 25, 2005

Dear Mr. Chevedden:

This is in response to your letters dated February 25, 2005 and March 4, 2005 concerning the shareholder proposal submitted to Allegheny Energy by Robert J. Lavely. We also have received a letter from Allegheny Energy dated March 3, 2005. On February 14, 2005, we issued our response expressing our informal view that Allegheny Energy could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn / JAT

Martin P. Dunn
Deputy Director

cc: Richard J. Grossman
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th Copy for Date-Stamp Return

February 25, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
2005 MAR -1 AM 8:55
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Allegheny Energy, Inc. (February 14, 2005)
Shareholder Appeal
Rule 14a-8 Proposal: Expense Stock Options
Shareholder: Robert Lavely

Ladies and Gentlemen:

According to the attached *Corporate Governance Highlights*, February 18, 2005 headline, "FASB Option Expensing Rule Not 'Done Deal,' As Opponents Turn to Hill, SEC For Help."

Key points from the article include:
"Potent lobby sees to derail, water down December [FASB]ruling."

"John Palafoutas, chief lobbyist for the American Electronics Association, told IRRC that his group has asked the SEC to review the ruling and to issue guidance that will push back the June 15 start date to expense for all public companies, save those that file as small business issuers."

" 'We met with [SEC chief accountant] Nicolaisen last month and have asked the SEC to delay implementation,' Palafoutas said."

"Anther option, said Palafoutas, is to have lawmakers ask the SEC to require FASB to undertake field tests."

There is concern on the SEC decision to approve Allegheny Energy's no-action request on the rule 14a-8 proposal to expense options. Ed Durkin at the Carpenters' Fund is concerned about the SEC allowing the proposal to be omitted because it has been "substantially implemented" as a result of FASB's Dec. 16 ruling. Durkin is concerned that lobbyist and/or lawmakers may get the SEC to overturn FASB's decision, and hence the agency should allow for the proposals to go through until it issues its guidance backing up FASB's decision.

According to this week's attached *Corporate Governance Highlights*, February 25, 2005:
"There are still several months left before the expensing rule takes effect on June 15, leaving the door open to a possible reversal in the face of continued strong lobbying against expensing, and prompting other advocates of the expensing resolution to question whether the SEC is making the right choice in allowing companies to omit the proposals on the basis of substantial implementation."

" '[The Division of Corporation Finance staff] obviously aren't taking into account the lobbying effort [to have the SEC delay implementation of the FASB rule,]' said Ed Durkin, Director of Corporate Affairs Department at the Carpenters' Fund. 'It would be very unfortunate if the SEC becomes the reason for the delay at the same time they give companies a pass on the proposal.' "

For the above reasons reconsideration is respectfully requested and that concurrence not be granted to the company in the final determination.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,

John Chevedden

cc: Robert Lavely
Gayle Hyman

FASB Option Expensing Rule Not 'Done Deal,' As Opponents Turn to Hill, SEC For Help

POTENT LOBBY SEEKS TO DERAIL, WATER DOWN DECEMBER RULING. Opponents of the Financial Accounting Standards Board's December 16 ruling requiring companies to expense options later this year will soon take their fight to Capitol Hill and the SEC, according to industry lobbyists tracking the issue.

John Palafoutas, chief lobbyist for the American Electronics Association, told IRRC that his group has asked the SEC to review the ruling and to issue guidance that will push back the June 15 start date to expense for all public companies, save those that file as small business issuers. Groups such as Palafoutas' argue that expensing will retard job creation and economic growth and promote the migration of intellectual capital to places such as China, where, they say, the government now strongly encourages the use of stock options for business growth.

"We met with [SEC chief accountant] Nicolaisen last month and have asked the SEC to delay implementation," Palafoutas said. "Our champions [in Congress] are waiting on the guidance before moving forward." If the SEC fails to act, Palafoutas said his group and like-minded organizations have a number of options available including reintroducing Sen. Mike Enzi's, R-Wyo., bill, a version of which was approved by the House last summer. Enzi's legislation would exempt start-up companies from expensing stock options for the first three years and small businesses would be permanently exempt. It also would limit expensing to the top five executives of a company.

Another option, said Palafoutas, is to have lawmakers ask the SEC to require FASB to undertake field tests. "The [current valuation] models are not credible," Palafoutas said. "Therefore, field testing is required to see if these models work." Lobbyists say an effort to call for field testing or for economic studies on the impact that expensing may have on workers could receive wide support from lawmakers, thus making the legislative route still "very viable."

There is a good chance the SEC will fail to act on expensing opponents' requests and will issue guidance reinforcing FASB's ruling, according to some. "I think it is unlikely at this point that the SEC will change FASB's decision," said Tom Lehner, director of policy at the Business Roundtable. "FASB rejected our request to test, and we don't expect the SEC to overturn this." Lehner said his group is concentrating on ensuring a "fair" method of valuation in its discussions with the SEC -- the most recent of which took place last week -- and has not sought support from lawmakers.

Supporters of Enzi's bill or others like it will have a tough time getting legislation to the Senate floor. Richard Shelby, R-Ala., chair of the Senate's influential banking committee, has no plans to examine the issue, spokesman Andrew Gray said. "Senator Shelby does not believe this is an issue Congress should interfere with," said Gray. "It's a decision best left to FASB and the SEC." Gray said Shelby will oppose any measure to derail FASB's December ruling and that the three-term Senator had "lots of support on Capitol Hill and at the SEC."

One key supporter is the banking committee's ranking member, Sen. Paul Sarbanes, D-Md., who told IRRC that he, too, is opposed to attempts by Congress to trump FASB's authority. "I believe that FASB pursued a fair and comprehensive analytical process that led it to its December 16 position," Sarbanes said, adding the board, as a financial standards setter, "must remain independent and free of political intervention."

But that is not deterring Palafoutas and others as they wait for guidance from the SEC. "Remember," Palafoutas said, "53 Senators wrote letters late last year asking the SEC to delay implementation of the FASB rules. American workers have pretty strong support in the Senate when it comes to the stock option issue." The Business Roundtable's Lehner expects the SEC's guidance to be issued in April. An agency spokesman declined to provide a date. *– Subodh Mishra*

Feckner Takes Helm As Calpers' Assets Reach All-Time High

PERFORMANCE LAST YEAR MAY HELP QUIET PROPONENTS OF PRIVATIZATION. Calpers' board of administration unanimously elected investment committee chair Rob Feckner president of the California fund on February 16. Feckner became acting president of the board in January after Sean Harrigan, a fervent shareholder activist and Democrat, who also headed the regional division of the United Food and Commercial Workers Union (UFCWU) while he with the fund, was ousted. Feckner, who previously served as vice president of the fund, has worked for 27 years in the Napa Valley Unified School District, where he is a glazing specialist.

Corporate Governance Highlights

Vol. 16, No. 9 ***February 25, 2005***

Basis For No-Action Relief on Option Expensing Riles Proponents

FIRM ARGUES PROPOSAL SUBSTANTIALLY IMPLEMENTED IN WAKE OF FASB RULING. A February 14 decision by the SEC to allow ***Allegheny Energy*** to omit a shareholder proposal to expense stock options is raising concern among proponents that have submitted similar resolutions.

In its decision, the commission agreed with the Maryland-incorporated company's call to exclude the proposal because it had been "substantially implemented" as a result of the Financial Accounting Standards Board's December 16 rule requiring companies to expense. Writing to the SEC in late December, lawyers for the firm acknowledged the commission's past refusal to allow for the omission of expensing proposals, citing an Aug. 13, 2004, decision on ***Cintas*** as a recent example. Skadden, Arps argued succesfully, however, that, "in light of [FASB's December ruling to expense,] the company believes that it would be inappropriate for the [SEC] to rely on those no-action letters."

John Chevedden, acting on behalf of proposal proponent Robert Lavely, responded to Allegheny's argument late last month, telling the SEC that: "The company does not address the reality...[of] the prospect of a prompt 180-degree change in a rule that was just adopted. The company argument is thus incomplete because it does not address the real possibility of a change in the rule that governs stock option expensing." He went on to say that the company "loses credibility" by failing to assure shareholders that it would adopt the proposal if FASB's ruling is reversed or watered down. Chevedden also is acting on behalf of expensing proposal proponents that have submitted resolutions to ***Honeywell International*** and ***PG&E***.

There are still several months left before the expensing rule takes effect on June 15, leaving the door open to a possible reversal in the face of continued strong lobbying against expensing, and prompting other advocates of the expensing resolution to question whether the SEC is making the right choice in allowing companies to omit the proposals on the basis of substantial implementation.

"[The Division of Corporation Finance staff] obviously aren't taking into account the lobbying effort [to have the SEC delay implementation of the FASB rule,]"said Ed Durkin, Director of the Corporate Affairs Department at the Carpenters' Fund. "It would be very unfortunate if the SEC becomes the reason for the delay at the same time they give companies a pass on the proposal."

The Carpenters' Fund has submitted eight of 34 expensing proposals that IRRC has tracked so far this proxy season. Labor groups have submitted the vast majority of expensing proposal this year.

Of the 34 companies to which the resolutions have been submitted, IRRC is aware of 11 firms including ***Intel***, ***Yahoo***, ***Pfizer*** and ***Time Warner*** that have challenged the proposal with the SEC. Shareholders of ***Analog Devices***, among the firms tracked by IRRC that have agreed to allow for the inclusion of the proposal on their proxy, will be the first to vote on the resolution at the company's March 10 annual meeting. – *Subodh Mishra*

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March 3, 2005

RECEIVED
2005 MAR -3 PM 3:25
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Allegheny Energy, Inc. – Response to Request for Reconsideration to Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

This letter is in response to the letter dated February 25, 2005 (the "Chevedden Letter") pursuant to which Mr. John Chevedden requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission reconsider its February 14, 2005 response (the "Staff Response") to the no-action letter request of Allegheny Energy, Inc. (the "Company") dated December 21, 2004 (the "No-Action Request"). The No-Action Request sought omission of a shareholder proposal (the "Proposal") submitted to the Company by Robert J. Lavely (the "Proponent"), with John Chevedden as proxy, for inclusion in the Company's 2005 proxy statement and form of proxy (the "2005 Proxy Materials"). In accordance with Rule 14a-8(j), a copy of this letter is being sent simultaneously to the Proponent and Mr. Chevedden.

The Proposal requests that the directors of the Company adopt and implement a policy of expensing future stock options in the Company's annual income statement. As detailed in my letters to the Staff dated December 21, 2004 (the "December 21 Letter") and January 19, 2005 (the "January 19 Letter"), because of the issuance of Statement of Financial Standards No. 123 (revised 2004)

("Statement 123(R)") by the Financial Accounting Standards Board ("FASB"), the Company will be legally required to take actions that will result in the substantial implementation of the Proposal shortly after the Annual Meeting. The Staff's Response, in our view, correctly concluded that "[t]here appears to be some basis for your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(10). "

In the Chevedden Letter, Mr. Chevedden does not even dispute that, pursuant to current legal requirements, the Proposal will be substantially implemented shortly after the Annual Meeting. Instead, Mr. Chevedden continues to argue that because there is a chance that current legal requirements will be modified as a result of certain vocal opponents to Statement 123(R), the Company does not have a policy that substantially implements the Proposal.

It is, however, the Company's continued belief that it is not appropriate for the Company to speculate on what changes may be made to existing legal requirements. The legal requirements imposed by Statement 123(R) have not been revised as of the date of this letter, and the Proposal is currently scheduled to be substantially implemented shortly after the Company's 2005 annual meeting of stockholders. If Mr. Chevedden's argument is accepted, it would set a precedent that no stockholder proposal should be excluded pursuant to Rule 14a-8(i)(10) on the grounds that it has been substantially implemented because there exists some possibility of a future change in facts or circumstances.

Moreover, the Company notes that the Staff Response was consistent with the relief granted pursuant to Rule 14a-8(i)(10) in response to several shareholder proposals which are similar to the Proposal. See Honeywell International (February 14, 2005); EMC Corporation (February 14, 2005); Teradyne, Inc. (February 14, 2005); Intel Corporation (February 14, 2005); Yahoo, Inc. (February 14, 2005); Time Warner Inc. (February 14, 2005); and Pfizer Inc. (February 15, 2005).

For the reasons set forth above and in the December 21 Letter and January 19 Letter, the Company continues to believe that the Proposal may properly be omitted from the Proxy Materials and requests that the Staff deny the reconsideration request.

If the Staff has any questions or comments regarding the foregoing, please contact me at (212) 735-2116, or, in my absence, Daniel Ganitsky of this firm, at (212) 735-3032.

Very truly yours,

Richard J. Grossman /csw/

Richard J. Grossman

Enclosures

cc: Gayle M. Hyman, Esq.,
Allegheny Energy, Inc.
Robert J. Lavely
John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

March 4, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Allegheny Energy, Inc. (February 14, 2005)
REQUEST FOR RECONSIDERATION, Supplement 1
Rule 14a-8 Proposal: Expense Stock Options
Shareholder: Robert Lavely

Ladies and Gentlemen:

The company March 3, 2005 letter unintentionally highlights the potential conflict between the Securities and Exchange Commission giving a pass on rule 14a-8 proposals to now adopt FASB's Dec. 16 standards and at the same time becoming the reason to delay FASB's Dec. 16 standards.

There is absolutely nothing in the company March 3, 2005 letter to resolve this fundamental conflict or to even suggest that it could be resolved.

The company inscrutably argues that authoritative quotes regarding a potential imminent reversal or delay of FASB's Dec. 16 standards, which the company does not dispute, is the same as "some possibility of a future change."

For the above reasons, and the reasons in the February 25, 2005 request for reconsideration, it is respectfully requested and that concurrence not be granted to the company in the final determination.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,

John Chevedden

cc: Robert Lavely
Gayle Hyman